Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A.  Attorneys and Counselors At Law

Daniel H. April
David F. Cunningham
Patrick J. Dolan
John M. Hickey

C.W.N. Thompson, Jr.
Of Counsel

Megan Hadley Koehler*
*Not admitted in New Mexico

Janet Clow, Retired

March 28, 2019

Via EDGAR correspondence and E-Mail

Kenneth Ellington
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F Street N.E.
Washington, D.C. 20549

Re:Thornburg Investment Trust
Registration Number under the Securities Act of 1933: 33-14905
Registration Number under the Investment Company Act of 1940: 811-05201

Dear Mr. Ellington:

I state below the above-referenced registrant’s responses to comments received from the staff on February 27, 2019, including follow-up discussions with the staff on March 5, 2019 and March 6, 2019, respecting: (a) the certified annual reports to shareholders for certain of the registrant’s series of shares for the year ended September 30, 2018, as filed with the Commission on November 28, 2018 on Form N-CSR; and (b) disclosures on the public website of the registrant’s investment advisor respecting one of the registrant’s series of shares.

Annual Reports to Shareholders

1. Performance Benchmark for Thornburg Investment Income Builder Fund. Noting the table in the annual report that compares the growth of a hypothetical $10,000 investment in the Thornburg Investment Income Builder Fund to the growth of a hypothetical $10,000 investment in a blended benchmark index, the staff asked the registrant to explain how it views that blended index as an “appropriate broad-based securities market index,” as defined in Instruction 5 to Item 27(b)(7) of Form N-1A. The staff suggested that the blended benchmark index may be used as a secondary index in accordance with Instruction 6 to Item 27(b)(7) of Form N-1A.

Response. Instruction 5 to Item 27(b)(7) of Form N-1A defines an “appropriate broad-based securities market index” to mean an index “that is administered by an organization that is not an affiliated person of the Fund, its investment advisor, or principal underwriter, unless the index is widely recognized and used.” The SEC has also stated that the purpose of including performance information for a broad-based securities market index is “to provide investors with a basis for evaluating a fund’s performance and risks relative to the market” (SEC Rel. No. IC-23064 (Mar. 13, 1998)). The registrant notes that the constituent components of the blended index used by the Thornburg Investment Income Builder Fund are both administered by organizations that are not affiliated persons of the Fund or its advisor or distributor, consequently meeting the definition stated in Form N-1A. The registrant also believes that the blended index will better reflect the mix of the Fund’s expected principal investment exposures over time than any available single index, and that the blended index will therefore generally provide investors with a better basis for evaluating the Fund’s performance and risks than any single index.

460 St. Michael’s Drive	E mail: dan_april@catchlaw.com	Tel.: (505) 988-2900
Suite 1000	Web address: www.catchlaw.com	Extension 103
Santa Fe, New Mexico 87505		Fax: (505) 988-2901

Kenneth Ellington

March 28, 2019

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A.  Attorneys and Counselors At Law

2. Investments in China by Thornburg Developing World Fund. The staff noted that more than 25% of the Thornburg Development World Fund’s equity holdings were invested in Chinese issuers as of the end of the Fund’s most recent fiscal year, and asked the registrant to explain why investments in Chinese issuers are not identified in the Fund’s prospectus within the disclosure relating to the Fund’s principal investment strategies and principal investment risks.

Response. The registrant believes that the potential for the Thornburg Developing World Fund to have significant investments in Chinese issuers, and the principal risks arising from those investments, are adequately described in the Fund’s prospectus. The registrant notes in that regard that the prospectus disclosure relating to the Fund’s principal investment strategies indicates that the Fund will under normal market conditions invest at least 80% of its assets in equity securities and debt obligations of developing country issuers, which the registrant defines as a company or sovereign entity that is domiciled or otherwise tied economically to one or more developing countries, and that the disclosure specifically identifies China as one of the countries that the registrant’s investment advisor considers to be a developing country for that purpose. The registrant also notes that the prospectus disclosure relating to the Fund’s principal investment risks describes risks relating to investments in foreign issuers generally, and in developing country issuers specifically, and that additional information about those risks is provided in the prospectus under the heading “Additional Information; Fund Investment Goals and Strategies, and Risks of Fund Investment Strategies,” and in the Fund’s statement of additional information.

3. Statements of Assets and Liabilities for Thornburg Strategic Income Fund and Thornburg Investment Income Builder Fund. For the Thornburg Strategic Income Fund and the Thornburg Investment Income Builder Fund, the staff requested that the registrant add a line item to those Funds’ statements of assets and liabilities that references the Funds’ commitments and contingent liabilities, consistent with Article 6-04(15) of Regulation S-X, and that the new line item include a reference to the applicable note to the Funds’ financial statements that discusses such commitments or liabilities.

Response. The registrant will add the disclosure requested by the staff prospectively, beginning with the statements of assets and liabilities that appear in the Funds’ reports to shareholders for the semi-annual period ended March 31, 2019, provided that such commitments and contingent liabilities remain outstanding as of the end of the applicable reporting period.

4. Note 4 to Financial Statements, “Investment Advisory Fee and Other Transactions with Affiliates.” The staff requested that the registrant revise the following statement within Note 4 to the financial statements in the Funds’ annual reports to specify the particular expense levels above which fees and expenses would be waived or reimbursed, as opposed to referring to the expense levels “specified in each Fund’s most recent prospectus”:

The Advisor and Distributor have contractually agreed to waive fees and reimburse expenses incurred by the Fund so that actual expenses of certain share classes do not exceed levels as specified in each Fund’s most recent prospectus.

Response. The registrant will make the requested revision prospectively, beginning with the Funds’ reports to shareholders for the semi-annual period ended March 31, 2019.

5. Financial Highlights for Thornburg Long/Short Equity Fund. The staff noted that the expense ratios appearing in the financial highlights table in Thornburg Long/Short Equity Fund’s annual report below the columns labeled “Expenses, After Expense Reductions (%)” and “Expenses, After Expense Reductions and Net of Custody Credits (%)” appear to exclude expenses incurred in respect of the Fund’s short sales positions (“short sale expenses”). The staff noted that those short sale expenses are reflected in the statement of operations in the Fund’s annual report, and that Item 13 of Form N-1A requires that the ratio of a fund’s expenses to its average net assets be calculated using the expenses shown in the fund’s statement of operations for the relevant fiscal period. The staff requested that the registrant recalculate the expense ratios in the two referenced columns of the financial highlights table to include the Fund’s short sale expenses, and that the registrant file an amended Form N-CSR for the Fund that includes the recalculated ratios. The staff indicated that the registrant could add a footnote to the restated expense ratios and explain in the footnote what the expense ratios would have been absent the Fund’s short sale expenses, similar to footnote (b) that currently relates to the expense ratios shown in the Fund’s financial highlights table under the column labeled “Expenses, Before Expense Reductions (%).”

Kenneth Ellington

March 28, 2019

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A.  Attorneys and Counselors At Law

Response. The registrant will recalculate the expense ratios in the column entitled “Expenses, After Expense Reductions (%)” to include the Thornburg Long/Short Equity Fund’s short sale expenses and will add a footnote, similar to the current footnote (b), that explains what the expense ratio in that column would have been for the most recent fiscal year absent the Fund’s short sale expenses. The registrant has determined to delete the column entitled “Expenses, After Expense Reductions and Net of Custody Credits (%),” and so no recalculation of the ratios in that column are necessary. As discussed with the staff on March 5 and March 6, 2019, the registrant will make those revisions to the Fund’s financial highlights table prospectively, commencing with the financial highlights table that appears in the Fund’s report to shareholders for the semi-annual period ended March 31, 2019.

Public Website of the Registrant’s Investment Advisor

6. Website Disclosure Relating to Thornburg Long/Short Equity Fund’s Expenses. The staff noted that the website for the registrant’s investment advisor includes disclosures about the annual fund operating expenses of the Thornburg Long/Short Equity Fund. The staff observed that the website includes a table that displays the Fund’s “Gross Annual Operating Expenses” through the end of the Fund’s fiscal year and the Fund’s “Actual Annual Operating Expenses” through December 31, 2018. The staff noted that the expense ratio identified as the Fund’s “Actual Annual Operating Expenses” appears to exclude the Fund’s short sale expenses. The staff stated its view that those short sale expenses are significant expenses of the Fund and should be included within a presentation of the Fund’s “actual” annual operating expenses. The staff requested that the registrant revise the website to remove the disclosure about the Fund’s Actual Annual Operating Expenses from the referenced table. The staff suggested that, if the registrant determines to retain any disclosure on the website about the Fund’s operating expense ratio exclusive of short sale expenses, the registrant should organize that disclosure in such a way that the information about the Fund’s operating expense ratio exclusive of short sale expenses is presented less prominently than the information about the Fund’s Gross Annual Operating Expenses. Finally, the staff asked the registrant to confirm whether the Fund’s governing board is aware of the disclosure about the Fund’s operating expenses that appears on the advisor’s website.

Response. The referenced disclosure about the Thornburg Long/Short Equity Fund’s “Actual Annual Operating Expenses” has been removed from the website of the registrant’s investment advisor. The Fund’s governing board was made aware of that disclosure promptly following the receipt of the staff’s comment, had an opportunity to discuss that disclosure with representatives of the registrant’s investment advisor and with legal counsel, and was also advised of the removal of that disclosure.

Other Matters

Please contact me or Meg Koehler with any questions. We appreciate the staff’s time and attention to our filings.

Sincerely,

/s/ Daniel April

Daniel April